As filed with the Securities and Exchange Commission on November 27, 2015
 Registration No. 333- 114728

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

POST-EFFECTIVE AMENDMENT NO. 1
FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

TESCO PLC
(Exact name of issuer of deposited securities as specified in its charter)

n/a
(Translation of issuer’s name into English)

England and Wales
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York  10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Depositary Management Corporation
570 Lexington Avenue, Suite 2405
New York, New York 10022
(212) 319-4800
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Deutsche Bank Trust Company Americas
Attention: ADR Department 60 Wall Street, New York, New York 10005 (212) 250-9100

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing	☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each representing three ordinary shares of Tesco PLC	n/a	n/a	n/a	n/a

*           Each unit represents one American Depositary Share.
**         Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Amendment No. 1 to Deposit Agreement filed as Exhibit (a) (2) to the Post-Effective Amendment to Registration Statement on Form F-6 which is incorporated herein by reference.

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Cross Reference

Item Number and Caption			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name and address of depositary		Introductory Article

2.	Title of American Depositary Receipts and identity of deposited securities		Face of Receipt, top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18

	(iii)	The collection and distribution of dividends	Articles number 4, 12, 13, 14, 15 and 18

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16, 17 and 18

	(v)	The sale or exercise of rights	Articles number 13, 14 and 18

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 14, 17 and 18

	(vii)	Amendment, extension or termination of the deposit	Articles number 20 and 21

(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8

	(x)	Limitation upon the liability of the depositary	Articles number 13, 18, 19 and 21

3.	Fees and Charges		Articles number 7 and 8

Item 2.		AVAILABLE INFORMATION

As set forth in Article (11) of the Form of Receipt constituting the prospectus included herein, Tesco PLC publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act of 1934") on its Internet Web site (http://www.tescoplc.com) or through an electronic information delivery system generally available to the public in its primary trading market.
Article number 11

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a) (1)
Form of Deposit Agreement.  Form of Amended and Restated Deposit Agreement among Tesco PLC, Deutsche Bank Trust Company Americas, as successor depositary (the “Depositary”), and all owners and holders from time to time of American Depositary Receipts issued thereunder (the “Deposit Agreement”).   Previously filed.

(a)(2)	Form of Amendment to Deposit Agreement is filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York , on November 27, 2015.

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares representing ordinary shares of Tesco PLC.

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Michael Curran
Name:	Michael Curran
Title:	Vice President

By:	/s/ Michael Fitzpatrick
Name:	Michael Fitzpatrick
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities of 1933, Tesco PLC certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Cheshunt on November 27, 2015.

TESCO PLC

By:	/s/ Alan Stewart
Name:	Alan Stewart
Title:	Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints Dave Lewis and Alan Stewart , jointly and severally, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on November 27, 2015.

Signature	Title

/s/ John Allan	Non-Executive Chairman of the Board of Directors
John Allan

/s/ Dave Lewis	Group Chief Executive Officer and Director
Dave Lewis

/s/ Paul Moore	Company Secretary and Director
Paul Moore

Director
Mark Armour

Director
Byron Grote

/s/ Alan Stewart	Chief Financial Officer and Director
Alan Stewart

Director
Mikael Ohlsson

Director
Deanna Oppenheimer

/s/ Richard Cousins	Director
Richard Cousins

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Tesco PLC has signed this Post-Effective Amendment to Registration Statement on Form F-6 in New York, New York on November 27, 2015.

Depositary Management Corporation

By:	/s/ George Boychuk
Name:	George Boychuk
Title:	Managing Director

INDEX TO EXHIBITS

Exhibit Number

(a) (2) Form of Amendment No. 1 to Deposit Agreement

(e) Rule 466 Certification